SEC 

17016691

A

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slusser Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 7063
(No. and Street)

New York (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Peter Slusser 1-212-355-5233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZBS Group LLP
(Name – *if individual, state last, first, middle name*)

255 Executive Drive, Suite 400 (Address) Plainview (City) NY (State) 11803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

JAMES E. RYAN
Notary Public, State of New York
Registration #02RY6305849
Qualified In Putnam County
Commission Expires June 16, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ZBS GROUP LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Slusser Associates Inc.

We have audited the accompanying statement of financial condition of Slusser Associates Inc. (a Delaware corporation) as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Slusser Associates Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Slusser Associates Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Slusser Associates Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Slusser Associate Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

ZBS Group LLP

ZBS Group LLP

Plainview, NY

February 27, 2017

Main Office: 255 Executive Drive, Suite 400 • Plainview, NY 11803 • 516-394-3344 • Fax 516-908-7867
NYC Office: Empire State Building, 350 5th Avenue, Suite 7610 • New York, NY 10118 • 212-461-1754
www.zbscpas.com

Slusser Associates Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	396,117
Money market fund investment, at fair market value		1,040,113
Marketable equity securities, at fair market value		530,563
Investment in and advances to related party - Water Company Investors, L.P. (Notes 2 and 4)		350,601
Investment in related party - Magellan Industrial Fund (Note 3)		70,709
Other investment		20,801
Prepaid expenses		8,430
Computers , net of accumulated depreciation of $32,094		1,022
Deposits		12,000
Total assets	$	2,430,356

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	9,291
Deferred taxes payable		4,000
Income taxes payable		500
Total liabilities		13,791
Stockholder's equity:		
Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100		100
Additional paid-in capital		3,797,642
Deficit		(1,381,177)
Total stockholder's equity		2,416,565
Total liabilities and Stockholder's equity	$	2,430,356

See accompanying notes to financial statements

Note 1- Accounting Policies and Other Matters

Organization and Business Activity

Slusser Associates Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and regulated by the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company engages in investment banking activities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from origination, distribution and advisory activities are recognized when earned and expenses are recognized when incurred.

Cash

The Company maintains the majority of its cash in one money center bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Such cash balances at times may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

Marketable Equity Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Investment in Water Company Investors, L.P.

The Company's investment in Water Company Investors, L.P. ("LP") is valued at its share of the net asset values reported by LP.

Computers

Computers are stated at cost. Depreciation is provided for by the straight-line method for financial statement purposes based upon the estimated useful lives of the assets. Asset lives for Computers is 5 years for financial statement purposes.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to have its income taxed as an S corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the Company's taxable income or loss on their personal income tax returns. Therefore, Federal and New York State income taxes are not provided for in these financial statements. The financial statements include a provision for New York City General Corporation Tax, as New York City does not recognize S corporation status.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. As of December 31, 2016, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising related costs are expensed as incurred. For the year ended December 31, 2016, there were no advertising related costs.

Note 2- Investment in and Advances to Water Company Investors, L.P.

The Company is the general partner of Water Company Investors, L.P. ("LP"), a limited partnership formed for the purpose of investing in water companies and related businesses. The Partnership's interest in the change in the net asset value of the Company is reflected in the financial statements as equity in the net earnings (loss) of LP. The Company is required, under the partnership agreement, to maintain a minimum capital of the lesser of $100,000 or 1% of the aggregate capital of Investors. The Company has indicated to the limited partners of Investors that it intends to maintain a capital balance of at least $150,000. Advisory fees included $14,488 of fees earned from investors in LP in 2016.

Note 3- Investment in Magellan Industrial Fund

On October 24, 2014, the Company invested $75,000 in equity securities in the Magellan Industrial Fund, a privately-held company, located in Los Angeles, California, which is controlled by a person who is related to the President of the Company. The Magellan Industrial Fund currently owns and manages nine industrial properties totaling approximately 1.5 million square feet in the Southern California region. This investment is accounted for as a cost-basis investment, as the Company owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity. This investment is carried at historical cost and is measured at fair value on a nonrecurring basis when indicators of impairment exist. As of December 31, 2016, the Company is not aware of events which have occurred that would adversely affect the carrying value of this investment.

Note 4- Fair Value Measurements

The fair value hierarchy established under fair value measurement guidance prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to inputs that are unobservable to third parties (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1- Quoted prices in active markets for identical assets and liabilities in active markets.

- Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 4- Fair Value Measurements (Continued)

- Level 3- Inputs to the valuation methodology are unobservable to third parties and are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2016:

Money Market Fund Investment: At December 31, 2016, the Company held an investment in the money market fund of a major financial company. The money market shares of this financial company are traded in an active market and, accordingly, are classified within Level 1 of the valuation hierarchy.

Marketable Equity Securities: Marketable equity securities, held by the Company at December 31, 2016, consist of securities that are traded in an active market and accordingly are classified within Level 1 of the valuation hierarchy.

Water Company Investors, L.P.: The partnership interests of each of the partners of Water Company Investors, L.P. are held in separate investment accounts with a securities broker. The assets held in the Company's investment account, at December 31, 2016, consisted of marketable securities traded in an active market, cash and cash equivalents. Accordingly, the Company's partnership interest in Water Company Investors, L.P. is classified within Level 2 of the valuation hierarchy.

The following sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Money Market Fund Investment	$ 1,040,113	$ -	$ -	$ 1,040,113
Marketable Equity Securities	530,563	-	-	530,563
Investment in Water Company Investors, L.P.	-	350,601	-	350,601
	$ 1,570,676	$ 350,601	$ -	$ 1,921,277

Note 5– Additional Paid-in Capital

The Company's stockholder contributed $557,608 to Capital in 2016.

Note 6- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2016, the Company had net capital of $1,856,290 and a ratio of aggregate indebtedness to net capital of 0.0074 to 1. The Company's minimum net capital requirement was $5,000.

Note 7- Lease

The Company leases office facilities under an operating lease agreement, with minimum monthly lease payments of $5,865, which expires on December 31, 2017. This lease is extended automatically by 18 months until a 3 month written notice of termination is received from either the Company or the landlord. Rent expense, inclusive of utility and real estate tax charges, was approximately $87,000 in 2016.

Future minimum payments under the lease are as follows:

2017	$ 70,380

Note 8- Income Taxes

At December 31, 2016, the Company has net operating loss carryforwards totaling approximately $2,902,000 to offset future New York City taxable income. These carryforwards will expire through 2036. Due to uncertainties related to the extent and timing of future income, a valuation allowance has been recorded to offset the potential benefits from using the operating losses to offset future taxable income.

Note 9- Concentration of Risk

The Company maintains its cash at two major financial center institutions. At times, the amount deposited with these institutions may exceed FDIC insurance limits.

The Company received advisory fees from one company totaling approximately 96% of total advisory fee revenues in 2016.

Note 10- Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 27, 2017, the date the financial statements were available to be issued, and has determined that there are no events to disclose.

SLUSSER ASSOCIATES INC.

Statement of Financial Condition
December 31, 2016

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

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